1071371

3-1-02

02020510

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

BANCOLOMBIA S.A.
(Translation of Registrant's name into English)

Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

Medellín, February 21, 2002 VSG-0090

Ladies and Gentlemen
Superintendency of Securities
Bogotá

Reference: 001007 Bancolombia
025 Assembly Reports
01 Presentation
With annex

In accordance with Resolution 0932 of December 21, 2001, and External Circular No. 007 of December 10, 2001, of the Superintendency of Securities, please be informed that the Ordinary General Shareholders Assembly, at its meeting today, approved the following propositions:

Distribution of Profits

Gross Income		$109,464,706,366.52
Tax Appropriations	$19,341,246,512.00	
Net Income (unconsolidated)		$ 90,123,459,854.52
Value to be withdrawn from the reserve constituted in the previous fiscal year for future distributions of dividends		$ 15,045,451,339.84
In order to pay a dividend to 398,259,608 ordinary shares and 178,435,787 shares with preferential dividends and without voting rights, underwritten and paid through December 31, 2001, with a ratio of $84 per share, payable as follows: $21 per share and trimester, payable from the first working day of each calendar trimester (April 1, July 2, October 1, 2002 and January 2, 2003)		$48,442,413,180.00

Reserve ordered by edict 2336 of 1995, resulting from the valuation of investments at market prices	$ 1,734,896,875.52	
Temporary Reserve at the disposal of the Assembly for future distributions of dividends	$45,979,255,153.39	
For the Statutory Reserve Fund	$ 9,012,345,985.45	
Equal Sums	$105,168,911,194.36	$105,168,911,194.36

Amendment of By-Laws

On May 23, 2001, the Superintendency of Securities issued Resolution 275 which establishes conditions to be complied with by public and private entities that wish to receive investments by pension funds.

The Resolution contains general standards of Good Governance with which all issuers of securities must comply and is consistent with the global tendency towards transparency and equality for all investors or shareholders of a company.

The obligations resulting from the Resolution are two-fold:

-Adoption of a Good Governance Code containing mechanisms for disclosure and transparency of the company's management towards shareholders and other investors.

-Inclusion of those mechanisms for disclosure and transparency in the company's by-laws.

In compliance with the foregoing, the Bank promulgated the Good Governance Code Bancolombia, published on August 24, 2001 in the Virtual Branch, still leaving the By-Laws to be amended.

Consequently, the following revision of the By-Laws, in accordance with Resolution 275 of May 23, 2001, is proposed.

In addition, in order to facilitate proceedings before the different governmental entities, it is necessary to confer legal representation rights, by way of the by-laws, to the Directors of the Legal Department of the Bank. Thus, article 70 of the Company By-Laws must be revised.

AMENDED ARTICLES

Chapter VII of the By-Laws shall read as follows:

CHAPTER VII

MANAGEMENT AND DUTIES OF DIRECTORS AND OFFICERS

ARTICLE 37: Management Bodies and Duties of Directors and Officers.

Management Bodies: The company has the following management bodies:

1. General Shareholders Assembly
2. The Board of Directors
3. Presidency

Each of these bodies shall perform the functions and duties determined by these by-laws, in accordance with the special provisions expressed herein and all laws and regulations.

Duties of Directors and Officers: The directors and officers of the Bank have to act in good faith, with loyalty and the diligence of good businessmen. Their actions shall be carried out in the interest of the company, keeping in mind the interests of its associates.

In fulfilling their function, the directors and officers must, in addition to complying with the obligations established by law:

Make efforts leading to the proper development of the company purpose.

Oversee strict compliance with legal or by-law provisions.

Oversee proper fulfillment of the audit functions.

Guard and protect the commercial and industrial reserve of the company.

Abstain from using privileged information inappropriately.

Treat all shareholders fairly and respect the exercise of their inspection rights.

Abstain from participating, themselves or through intermediaries, in their own or in the interest of a third party, in activities that may result in competition with the company or conflict-of-interest transactions, unless the General Shareholders Assembly has granted express authorization.

In these cases, the directors and officers shall provide all relevant information for decision-making to the corresponding corporate body. The vote of the officer or director shall be excluded from the respective decision, if he or she is a shareholder. In any case, the General Shareholders Assembly can grant authorization only when the act does not impair the company's interests.

……

ARTICLE 64: Duties of the Board of Directors: The Board of Directors has sufficient authority to order the execution or entering-into of any act or contract within the object of the company, and to adopt the necessary decisions so that the Bank may accomplish its purpose, and in particular, shall have the following duties:

20. To adopt the necessary measures with respect to the Bank's management, its conduct and the information it provides, by virtue of the approval of the Good Governance Code, which contains all requirements of the current applicable laws and regulations and assure effective fulfillment therewith.

21. To promote respect and fair treatment of all shareholders and other securities investors, in accordance with the parameters established by the regulatory control agencies of the public stock market and the internal regulations of the Bank.

22. To designate the members of the Bank's Audit Committee, which shall support the Board in supervising the effectiveness of the internal control system. Likewise, to present the reports required in accordance with the current applicable laws and regulations.

23. To approve the Bank's Conduct Code, which will regulate, among other aspects, mechanisms to prevent conflicts of interests and the use of privileged information.

24. To regulate the process that allows investors to contract at their cost and under their responsibility the performance of specialized audits of the company, with respect to certain specifically defined matters.

25. To define investor information programs, the mechanisms for appropriate attention to investor interests and the system of consideration of claims by investors with respect to compliance with provisions of the Good Governance Code.

ARTICLE 70: Legal Representation: The Bank shall be represented, in court or extra-judicially, by the President, the Vice Presidents and the Directors of the Bank's Legal Department, who shall be able to act jointly or separately. The Bank's Legal Representatives have authority to enter into or execute, without limitations other than those set forth in these by-laws with respect to operations that need previous authorization by the Board of Directors or the General Shareholders Assembly, all acts or contracts within the company objective or of a simply preparatory, accessory or complimentary character for the achievement of the Bank's purpose, and those directly related to its existence and operation. The legal representatives are vested with special powers to settle, arbitrate and conduct the company business, enter into agreements, contracts and settlements; to promote and assist judicial, administrative or contentious administrative actions in which the Bank holds an interest or has to intervene, and present all recourses available under the law; waive the actions or recourses that are presented; to make novations for liabilities or credits; to give or receive goods in payment; to appoint attorneys in fact for court or extrajudicial proceedings; to delegate powers to them, revoke mandates and substitutions and execute the other acts that assure the fulfillment of the Bank's purpose. In the case of absolute or temporary absence of the President or Vice Presidents, the members of the Bank's Board of Directors shall have legal representation rights in the order of their designation.

PARAGRAPH: Within the area of their responsibilities, the Regional and Zone Managers shall hold legal representation rights of the Bank. In addition, the Managers of the branch offices as to the businesses of their own offices, in conformity with Article 80 of the company by-laws.

ARTICLE 71: Duties of the President: The following are the duties of the President which he will exercise directly or through his delegates:

....

10. To present in the ordinary meeting of the General Assembly a written report regarding the management of the company, including the measures whose adoption he recommends to the Assembly, and to present to it, jointly with the Board of Directors, the general balance sheet, the complete detail of the statement of results and the other annexes and documents required by law. The Financial Statements shall be certified in accordance with the law. This report shall contain, among others, a description of the risks inherent to activities related to the Bank, and other material aspects relating to the banking operation, in accordance with current applicable laws and regulations.

16. To carry out, have carried out and divulge properly the company's Good Governance Code.

17. To provide to the market timely information, complete and true as to the financial statements and the business and management of the company.

18. Other duties according to the law, the by-laws or arising out of the nature of his position.

Article 74: Appointment and Assumption of Office: The Fiscal Examiner and his Substitute, shall be designated by the General Assembly of Shareholders for periods of two (2) years, but can be reelected indefinitely and removed by the Assembly at any time. The Substitute shall replace the principal in all cases of absolute or temporary absence.

The election of fiscal examiner shall be carried out by way of an objective and public evaluation and with total transparency.

Once elected, the Fiscal Examiner and his Substitute shall assume office, upon authorization from the Banking Superintendency.

Article 78: Functions: The Fiscal Examiner shall carry out the functions provided in the Second Book, Title I, Chapter VIII, of the Commerce Code, and is subject to the provisions therein, without harm to other provisions of other laws and regulations and the General Shareholders Assembly while it is compatible with the Examiner's legal obligations.

Paragraph: Revelation of findings: The Fiscal Examiner, in his report to the Shareholders Assembly, shall include, in addition to what is required by law, the relevant findings he produces, so that the shareholders and other investors may rely on the necessary information to make decisions regarding the corresponding securities.

Election of the Board of Directors

For the statutory period 2002-2004, the following Board of Directors was elected:

Principals	Substitutes
Dr. Nicanor Restrepo Santamaría	Dr. Luis Mariano Sanín Echeverri
Dr. Carlos Enrique Piedrahíta Arocha	Dr. Héctor Arango Gaviria
Dr. Juan Manuel Ruiseco Vieira	Dr. Germán Botero Arango
Dr. José Alberto Vélez Cadavid	Dr. Juan Sebastián Betancur Escobar
Dr. Ricardo Sierra Moreno	Dr. Federico Echavarría Restrepo

Election of the Fiscal Examiner

KPMG Ltda. was reelected for the statutory period of 2002-2004.

Sincerely,

[Signature]
LEONARDO URIBE CORREA
Vice President Secretary General

cc: Colombia Stock Exchange

Medellín, 21 de febrero de 2002 VSG-0090

Señores
SUPERINTENDENCIA DE VALORES
Bogotá

Referencia:	001007	Bancolombia
	025	Informes Asamblea
	01	Presentación
		Con anexo

De conformidad con lo dispuesto en la Resolución 0932 de 21 de diciembre de 2001 y la Circular Externa No. 007 del 10 de diciembre de 2001, emanada de esa Superintendencia, me permito informarles que la Asamblea General Ordinaria de Accionistas en su reunión de la fecha, aprobó las siguientes proposiciones:

Distribución de Utilidades

Utilidad bruta		$109.464.706.366.52
Apropiaciones para impuestos	$19.341.246.512.00	
Utilidad Liquida		$ 90.123.459.854.52
Valor a retirar de la reserva constituida En el ejercicio anterior para futuros repartos de dividendos		$ 15.045.451.339.84

Para pagar un dividendo correspondiente a 398.259.608 acciones ordinarias y 178.435.787 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a 31 de diciembre de 2001, a razón de $84 por acción, pagaderos así: $21 por cada acción y

trimestre, a partir del primer día hábil de cada trimestre calendario (1° de abril, 2 de julio, 1° de octubre de 2002 y 2 de enero de 2003)	$48.442.413.180.00	
Reserva ordenada por el decreto 2336 de 1995 proveniente del resultado de la valoración de inversiones a precios de mercado	$ 1.734.896.875.52	
Reserva ocasional a disposición de la Asamblea para futuros repartos de Dividendos	$45.979.255.153.39	
Para el Fondo de Reserva Legal	$ 9.012.345.985,45	
Sumas Iguales	**$105.168.911.194.36**	**$105.168.911.194.36**

Reforma de Estatutos

El 23 de mayo de 2001 la Superintendencia de Valores expidió la Resolución 275 por medio de la cual se establecen los requisitos que deben acreditar las personas jurídicas públicas y privadas que pretendan ser destinatarias de la inversión de recursos de los fondos de pensiones.

La Resolución contiene las normas generales de Buen Gobierno que deben cumplir todos los emisores de valores y es consistente con la tendencia mundial de transparencia e igualdad que debe regir para todos los inversionistas o accionistas de una sociedad.

Las obligaciones derivadas de la Resolución pueden sintetizarse en dos:

-Adopción de un Código de Buen Gobierno que contenga los mecanismos de divulgación de información y transparencia de la administración de la sociedad hacia los accionistas y demás inversionistas.

-Inclusión en los estatutos de la sociedad de dichos mecanismos de publicidad y transparencia.

En cumplimiento de lo anterior, el Banco promulgó el Código de Buen Gobierno Bancolombia, publicado el 24 de agosto de 2001 en la Sucursal Virtual, quedando pendiente la reforma a los Estatutos Sociales.

En consecuencia, se propone la siguiente modificación de los Estatutos, de acuerdo con lo establecido por la Resolución 275 de 23 de mayo de 2001.

Adicionalmente, para efectos de facilitar los trámites ante las diferentes entidades gubernamentales, se hace necesario conferir representación legal por vía estatutaria a los Directores de Unidad Jurídica del Banco, para lo cual se debe modificar el artículo 70 de los Estatutos Sociales.

ARTICULOS QUE SE MODIFICAN

El Capítulo VII de los Estatutos Sociales quedará así:

CAPITULO VII

DIRECCION, ADMINISTRACION Y DEBERES DE LOS ADMINISTRADORES

ARTICULO 37: Organos de Dirección, Administración y Deberes de los Administradores:

Organos de Dirección y Administración: Para los fines de su dirección y administración, la sociedad tiene los siguientes órganos:

1. Asamblea General de Accionistas
2. Junta Directiva
3. Presidencia

Cada uno de estos órganos ejercerá las funciones y atribuciones que se determinan en los presentes estatutos, con arreglo a las disposiciones especiales aquí expresadas y a las normas legales.

Deberes de los Administradores: Los administradores del Banco deben obrar de buena fe, con lealtad y con la diligencia de un buen hombre de negocios. Sus actuaciones se cumplirán en interés de la sociedad, teniendo en cuenta los intereses de sus asociados.

En el cumplimiento de su función los administradores deberán, además de dar cumplimiento a las obligaciones establecidas por la ley:

Realizar los esfuerzos conducentes al adecuado desarrollo del objeto social.

Velar por el estricto cumplimiento de las disposiciones legales o estatutarias.

Velar porque se permita la adecuada realización de las funciones encomendadas a la revisoría fiscal.

Guardar y proteger la reserva comercial e industrial de la sociedad.

Abstenerse de utilizar indebidamente información privilegiada.

Dar un trato equitativo a todos los socios y respetar el ejercicio del derecho de inspección de todos ellos.

Abstenerse de participar por si o por interpuesta persona en interés personal o de terceros, en actividades que impliquen competencia con la sociedad o en actos respecto de los cuales exista conflicto de intereses, salvo autorización expresa de la asamblea general de accionistas.

En estos casos, el administrador suministrará al órgano social correspondiente toda la información que sea relevante para la toma de la decisión. De la respectiva determinación deberá excluirse el voto del administrador, si fuere socio. En todo caso, la autorización de la Asamblea General de Accionistas sólo podrá otorgarse cuando el acto no perjudique los intereses de la sociedad.

......

ARTICULO 64: Funciones de la Junta Directiva: La Junta Directiva tiene atribuciones suficientes para ordenar que se ejecute o celebre cualquier acto o contrato comprendido dentro del objeto social y para adoptar las decisiones necesarias en orden a que el Banco cumpla sus fines, y de manera especial, tendrá las siguientes funciones:

....

20. Adoptar las medidas necesarias respecto del gobierno del Banco, su conducta y la información que suministre, mediante la aprobación del Código de Buen Gobierno, en el cual se compilen todos los requerimientos exigidos por las normas vigentes, y asegurar su efectivo cumplimiento.

21. Promover el respeto y el trato equitativo de todos los accionistas y demás inversionistas en valores, de acuerdo con los parámetros fijados por los órganos de control del mercado público de valores y las normas internas del Banco.

22. Designar los integrantes del Comité de Auditoría del Banco, el cual servirá de apoyo para la Junta en la supervisión de la efectividad del sistema de control interno. Así mismo, presentar los informes que se requieran de acuerdo con lo previsto en las normas vigentes.

23. Aprobar el Código de Conducta del Banco, en el cual se regulará, entre otros aspectos, los mecanismos para prevenir los conflictos de interés y el uso de la información privilegiada.

24. Reglamentar el procedimiento que permita a los inversionistas contratar a su costo y bajo su responsabilidad la realización de auditorías especializadas de la sociedad, sobre aspectos determinados y específicos.

25. Definir los programas de información a los inversionistas, los mecanismos para la adecuada atención de sus intereses y el sistema de atención de las reclamaciones que formulen los inversionistas respecto del cumplimiento de las disposiciones del Código de Buen Gobierno.

ARTICULO 70: Representación Legal: La representación legal del Banco, en juicio y extrajudicialmente, corresponderá al Presidente, a los Vicepresidentes y a los Directores de Unidad Jurídica, quienes podrán actuar en forma conjunta o separada. Los Representantes Legales del Banco tienen facultades para celebrar o ejecutar, sin otras limitaciones que las establecidas en estos estatutos en cuanto se trate de operaciones que deban ser previamente autorizadas por la Junta Directiva o por la Asamblea General de Accionistas, todos los actos o contratos comprendidos dentro del objeto social o que tengan carácter simplemente preparatorio, accesorio o complementario para la realización de los fines que persigue el Banco, y los que se relacionen directamente con la existencia y el funcionamiento del mismo. Los representantes legales quedan investidos de poderes especiales para transigir, arbitrar y comprometer los negocios sociales, celebrar convenciones, contratos, arreglos y acuerdos; promover o coadyuvar acciones judiciales, administrativas o contencioso administrativas en que el Banco tenga interés o deba intervenir, e interponer todos los recursos que sean procedentes conforme a la ley; desistir de las acciones o recursos que interponga; novar obligaciones o créditos; dar o recibir bienes en pago; constituir apoderados judiciales o extrajudiciales; delegarles facultades, revocar mandatos y sustituciones y ejecutar los demás actos que aseguren el cumplimiento del objeto social del Banco. En caso de falta absoluta o temporal del Presidente y los Vicepresidentes, tendrán la representación legal del Banco los miembros de la Junta Directiva en el orden de su designación.

PARAGRAFO: Dentro de la órbita de su competencia, también tendrán la representación legal del Banco los Gerentes Regionales y de Zona. Además, los Gerentes de las sucursales en cuanto a los negocios propios de sus oficinas, de conformidad con el Artículo 80 de los estatutos sociales.

ARTICULO 71: Funciones del Presidente: son funciones del Presidente, las cuales ejercerá directamente o por medio de sus delegados, las siguientes:

....

10. Presentar en la reunión ordinaria de la Asamblea General un informe escrito sobre la forma como hubiere llevado a cabo su gestión con inclusión de las medidas cuya adopción recomiende a la Asamblea y presentar a ésta, conjuntamente con la Junta Directiva, el balance general, el detalle completo del estado de resultados y los demás anexos y documentos que la ley exija. Los Estados Financieros serán certificados de conformidad con la ley. Este informe contendrá, entre otros, una descripción de los riesgos inherentes a las actividades relacionadas con el Banco, y los demás aspectos relativos a la operación bancaria que sean materiales, de acuerdo con las normas vigentes.

....

16. Cumplir, hacer cumplir y difundir adecuadamente el Código de Buen Gobierno de la sociedad.

17. Suministrar al mercado información oportuna, completa y veraz sobre los estados financieros y sobre el comportamiento empresarial y administrativo.

18. Las demás que le correspondan de acuerdo con la ley, los estatutos o por la naturaleza del cargo.

ARTICULO 74: Nombramiento y Posesión: El Revisor Fiscal y su Suplente, serán designados por la Asamblea General de Accionistas para períodos de dos (2) años, pero pueden ser reelegidos indefinidamente y removidos por la Asamblea en cualquier tiempo. El Suplente reemplazará al principal en todos los casos de falta absoluta o temporal.

La elección de revisor fiscal se llevará a cabo con base en una evaluación objetiva y pública y con total transparencia.

Una vez elegidos el Revisor Fiscal y su Suplente, deberán tomar posesión del cargo, previa autorización de la Superintendencia Bancaria.

ARTICULO 78: Funciones: El Revisor Fiscal cumplirá las funciones previstas en el Libro Segundo, Título I, Capítulo VIII, del Código de Comercio y se sujetará a lo allí dispuesto, sin perjuicio de lo prescrito por otras normas y por la Asamblea General de Accionistas en cuanto resulte compatible con sus obligaciones legales.

PARAGRAFO: Revelación de hallazgos: El Revisor Fiscal, en su informe a la Asamblea de Accionistas incluirá, además de los requisitos exigidos por la ley, los hallazgos relevantes que efectúe, con el fin de que los accionistas y demás inversionistas, cuenten con la información necesaria para tomar decisiones sobre los correspondientes valores.

Elección Junta Directiva

Para el período estatutario 2002 – 2004, se eligió la siguiente Junta Directiva:

Principales	**Suplentes**
Dr. Nicanor Restrepo Santamaría	Dr. Luis Mariano Sanín Echeverri
Dr. Carlos Enrique Piedrahita Arocha	Dr. Héctor Arango Gaviria
Dr. Juan Manuel Ruiseco Vieira	Dr. Germán Botero Arango
Dr. José Alberto Vélez Cadavid	Dr. Juan Sebastián Betancur Escobar
Dr. Ricardo Sierra Moreno	Dr. Federico Echavarría Restrepo

Elección Revisor Fiscal

Se reeligió la firma KPMG Ltda. para el período estatutario 2002 – 2004.

Atentamente,

LEONARDO URIBE CORREA
Vicepresidente Secretario General

Copia: Bolsa de Valores de Colombia

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: March 1, 2002

By: ______________________
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance